SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549
SCHEDULE 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c), and
 (d) and Amendments Thereto Filed Pursuant to Rule 13d-
2(b) Under the securities Exchange Act of 1934
(AMENDMENT 2)
Servico, Inc.
Common Stock: Par Value $0.01
817648108
August 20, 1998
Check the appropriate box to designate the rule pursuant to which this schedule is file:
X Rule 13d-1(b)
 Rule 13d-1(c)
 Rule 13d-1(d)
(Continued on following pages(s))
CUSIP NO. 817648108
13G
1
NAME OF REPORTING PERSON
NationsBank Corporation 56-0906609
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)
3
SEC USE ONLY
4
CITIZENSHIP OR PLACE OF ORGANIZATION
North Carolina Corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5
SOLE VOTING POWER
1717247
6
SHARED VOTING POWER
0
7
SOLE DISPOSITIVE POWER
1717247
8
SHARED DISPOSITIVE POWER
0
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1717247
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES *
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
8.20%
12
TYPE OF REPORTING PERSON *
HC
*SEE INSTRUCTION BEFORE FILLING OUT!
Exhibit A
As of August 20, 1998, NationsBank Corporation was the beneficial owner of 196,450 shares of the Issuer's common stock and 651,500 7% Convertible Redeemable Equity Structured Trust Securities ("CRESTS") issued by Lodgian Capital Trust I, which CRESTS will be convertible at the option of wholly-owned subsidiaries of NationsBank Corporation on or af ter September 15, 1998 into 1,520,797 shares of the Issuer's common stock.
Exhibit B
The shares of the Issuer's common stock beneficially owned by NationsBank Corporation are held by a wholly-owned subsidiary of NationsBank Corporation, NationsBanc Montgomery Securities LLC
(BD).
SCHEDULE 13G
Item
1(a) Name of Issuer:
Servico, Inc.
Item
1(b) Address of Issuer's Principal Executive Offices:
1601 Belvedere Rd.
West Palm Beach, Florida 33406
Item
2(a) Name of Person(s) Filing:
(a) NationsBank Corporation
Item
2(b) Address of Principal Business Office or, if none, Residence:
(a) 101 South Tryon Street, NationsBank Plaza, Charlotte, North
Carolina 28255
Item
2(c) Citizenship:
(a) North Carolina corporation
Item
2(d) Title of Class of Securities:
Common Stock
Item
2(e) CUSIP Number:
817648108
Item 3 If this statement is filed pursuant to Rules 13d-1(b), or
13d-2(b),
check whether the person filing is a:
(a)
Broker or Dealer registered under Section 15 of the Act
(b)
Bank as defined in Section 3(a)(6) of the Act
(c)
Insurance Company as defined in Section 3(a)(19) of the Act
 (d)
Investment Company registered under Section 8 of the Investment
Company Act
(e)
Investment Advisor registered under Section 203 of the
Investment Advisors Act of 1940
(f)
Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Sub-section 240.13d-1(b)(1)(ii)(F)
(g)
X Parent Holding Company in accordance with Sub-section 240.13d-1(b)(ii)(G) (Note: See Item 7)
(h)
Group, in accordance with Sub-section 240.13d-1(b)(1)(ii)(H)
The following entities are holding companies:
NationsBank Corporation
The following entities are banks:
The following entities are registered investment advisors:
Item 4
Ownership:
With respect to the beneficial ownership of the reporting entity as of 08/20/98, see Items 5 through 11, inclusive, of the cover page of this Schedule 13G which are incorporated herein by reference. See Exhibit A.
Item 5 Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
Item 6 Ownership of More Than Five Percent on Behalf of Another
Person:
To the extent that the reported shares are held in various fiduciary accounts, dividends and the proceeds of such shares are payable to other persons, including such accounts, the beneficiaries or settlors thereof or a combination of such persons. In certain instances, other persons (including beneficiaries and settlors) may be deemed to have the power to direct receipt of dividends or the proceeds of the sale of shares reported herein. To the best of the undersigned's knowledge and belief, no one other person has such an economic interest relating to more than 5% of the class of reported shares.
Item 7 Identification and Classification of the Subsidiary Which
Acquired
the Security Being Reported on By the Parent Holding Company:
See Exhibit B.
Item 8 Identification and Classification of Members of the Group:
 Not Applicable
Item 9 Notice of Dissolution of Group:
Not Applicable
Item 10 Certification:
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of nor with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect. Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
NATIONSBANK CORPORATION
Date:
August 25, 1998
By:
Name: Satish G. Pattegar
Title: Senior Vice President